                AS FILED WITH THE COMMISSION ON JANUARY 11, 1995


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

For the fiscal year ended December 31, 1993

                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:       1-11311


                    LEAR PLASTICS CORPORATION 401(k) PLAN
                             FOR HOURLY EMPLOYEES
                           (Full title of the plan)


                           LEAR SEATING CORPORATION
              (Exact name of issuer as specified in its charter)


          Delaware                                          13-3386776
-------------------------------             -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                             21557 Telegraph Road
                             Southfield, Michigan               48034
                   ----------------------------------------   ----------
                   (Address of principal executive offices)   (zip code)


                                (810) 746-1500
        -------------------------------------------------------------
        (Telephone number, including area code, of agent for service)

                    LEAR PLASTICS CORPORATION 401(k) PLAN
                             FOR HOURLY EMPLOYEES

                              TABLE OF CONTENTS


                                                                       PAGE
                                                                       ----
Report of Independent Public Accountants                                 3

Statements of Assets Available for Benefits as of December 31,           5
1993 and 1992

Statements of Changes in Assets Available for Benefits for               6
the Year Ended December 31, 1993 and the Four Months ended
December 31, 1992

Notes to Financial Statements                                            7

Schedule I - Item 27a - Schedule of Assets Held for Investment          11
Purposes as of December 31, 1993

Schedule II - Item 27d - Schedule of Reportable Transactions for        12
the Year Ended December 31, 1993

Signatures                                                              13

Exhibit Index                                                           14

Exhibit 23.1, Consent of Arthur Andersen LLP                            15

                         [ARTHUR ANDERSEN LETTERHEAD]



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
  the Lear Plastics Corporation
  401(k) Plan for Hourly Employees:

We have audited the accompanying statements of assets available for benefits of LEAR PLASTICS CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES as of December 31, 1993 and 1992, and the related statements of changes in assets available for benefits for the year ended December 31, 1993 and the four months ended December 31, 1992. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in assets available for benefits for year ended December 31, 1993 and the four months ended December 31, 1992 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                /s/ Arthur Andersen LLP


Detroit, Michigan
May 25, 1994.

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


Statements of Assets Available for Benefits as of December 31, 1993 and 1992

Statements of Changes in Assets Available for Benefits for the Year Ended December 31, 1993 and the Four Months Ended December 31, 1992

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1993

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

                          LEAR PLASTICS CORPORATION
                                 401 (k) PLAN
                             FOR HOURLY EMPLOYEES

                 STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1993 AND 1992

                                                                             Fund Information
                                                   -------------------------------------------------------------------------
                                                                                    1993
                                                   -------------------------------------------------------------------------
                                                                                                 Investment
                                                     Bond         Equity         Money            Contract
                                                     Fund          Fund        Market Fund       Trust Fund          Total
                                                   --------      --------     -------------      -----------       ---------
ASSETS:
  Investments-
    Fixed Income Securities Fund -
     1,913 units and 431 units
     as of December 31, 1993 and
     1992, respectively                            $17,635       $  -          $   -              $   -           $17,635
    Windsor II Fund -
     2,602 units and 526 units
     as of December 31, 1993
     and 1992, respectively                           -          44,343            -                  -            44,343
    Money Market Fund -
     5,161 units and 1,786 units
     as of December 31, 1993 and
     1992, respectively                               -             -           5,161                 -             5,161
    Investment Contract Trust
     Fund -
      12,327 units and 3,475
      units as of December 31,
      1993 and 1992,
      respectively                                    -             -              -              12,327           12,327
                                                   -------       -------      -------            -------         --------
       Total investments                            17,635        44,343        5,161             12,327           79,466

  Contribution receivable                            1,399         3,706          729                869            6,703
                                                   -------       -------      -------            -------         --------
ASSETS AVAILABLE FOR BENEFITS                      $19,034       $48,049       $5,890            $13,196          $86,169
                                                   =======       =======      =======            =======          =======

                                                                             Fund Information
                                                   -------------------------------------------------------------------------
                                                                                    1993
                                                   -------------------------------------------------------------------------
                                                                                                 Investment
                                                     Bond         Equity         Money            Contract
                                                     Fund          Fund        Market Fund       Trust Fund          Total
                                                   --------      --------     -------------      -----------       ---------
ASSETS:
  Investments-
    Fixed Income Securities Fund -
     1,913 units and 431 units
     as of December 31, 1993 and
     1992, respectively                            $ 3,817       $  -          $   -              $   -           $ 3,817
    Windsor II Fund -
     2,602 units and 526 units
     as of December 31, 1993
     and 1992, respectively                           -           8,377            -                  -             8,377
    Money Market Fund -
     5,161 units and 1,786 units
     as of December 31, 1993 and
     1992, respectively                               -             -           1,786                  -            1,786
    Investment Contract Trust
     Fund -
      12,327 units and 3,475
      units as of December 31,
      1993 and 1992,
      respectively                                    -             -              -               3,475            3,475
                                                   -------       -------      -------            -------         --------
       Total investments                             3,817         8,377        1,786              3,475           17,455

  Contribution receivable                             -             -              -                 -                -
                                                   -------       -------      -------            -------          -------
ASSETS AVAILABLE FOR BENEFITS                      $ 3,817       $ 8,377      $ 1,786            $ 3,475          $17,455
                                                   =======       =======      =======            =======          =======

       The accompanying notes are an integral part of these statements.

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES

            STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1993 AND
                   THE FOUR MONTHS ENDED DECEMBER 31, 1992

                                                                         Fund Information
                                          ------------------------------------------------------------------------------------
                                                                               1993
                                          ------------------------------------------------------------------------------------
                                                                                                    Investment
                                          Bond            Equity               Money                 Contract
                                          Fund             Fund             Market Fund             Trust Fund          Total
                                          ----            ------            -----------             ----------          -----
INVESTMENT INCOME (LOSS):
  Interest and dividend                 $ 1,086           $2,140              $  101                  $   446          $ 3,773
    income
  Net unrealized appreciation
    (depreciation) in value
    of investments                         (187)             380                -                        -                 193
  Realized gain on sale
    of investments                            5             -                   -                        -                   5
                                        -------          -------              ------                  -------          -------

      Net investment income                 904            2,520                 101                      446            3,971

EMPLOYEE CONTRIBUTIONS                   13,495           35,436               6,528                    9,284           64,743

NET INVESTMENT TRANSFERS                    818            1,716              (2,525)                      (9)            -
                                        -------          -------              ------                  -------          -------

      Net increase                       15,217           39,672               4,104                    9,721           68,714

ASSETS AVAILABLE FOR BENEFITS,
  beginning of period                     3,817            8,377               1,786                    3,475           17,455
                                        -------          -------              ------                  -------          -------

ASSETS AVAILABLE FOR BENEFITS,
  end of period                         $19,034          $48,049              $5,890                  $13,196          $86,169
                                        =======          =======              ======                  =======          =======
                                                                         Fund Information
                                          ------------------------------------------------------------------------------------
                                                              Four Months Ended December 31, 1992
                                          ------------------------------------------------------------------------------------
                                                                                                    Investment
                                          Bond            Equity               Money                 Contract
                                          Fund             Fund             Market Fund             Trust Fund          Total
                                          ----            ------            -----------             ----------          -----
INVESTMENT INCOME (LOSS):
  Interest and dividend                  $   61           $  195              $    6                   $   25          $   287
    income
  Net unrealized appreciation
    (depreciation) in value
    of investments                           (6)              31                -                        -                  25
  Realized gain on sale
    of investments                         -                -                   -                        -                -
                                        -------          -------              ------                  -------          -------

      Net investment income                  55              226                   6                       25              312

EMPLOYEE CONTRIBUTIONS                    3,762            8,151               2,390                    2,840           17,143

NET INVESTMENT TRANSFERS                   -                -                   (610)                     610             -
                                        -------          -------              ------                  -------          -------

      Net increase                        3,817            8,377               1,786                    3,475           17,455

ASSETS AVAILABLE FOR BENEFITS,
  beginning of period                      -                -                   -                        -                -
                                        -------          -------              ------                  -------          -------

ASSETS AVAILABLE FOR BENEFITS,
  end of period                         $ 3,817          $ 8,377              $1,786                  $ 3,475          $17,455
                                        =======          =======              ======                  =======          =======


       The accompanying notes are an integral part of these statements.

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES


                        NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

      General

       Effective September 1, 1992, Lear Plastics Corporation (the Company), a wholly-owned subsidiary of Lear Seating Corporation, established the Lear Plastics Corporation 401(k) Plan for Hourly Employees (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      Eligibility

       All full-time hourly employees of Lear Plastics Corporation, who have completed one year of service and who have attained age 21, are eligible to participate in the Plan effective the first day of the quarter following completion of the Plan's eligibility requirements.

      Employee Contributions

       Participants may elect to defer from 1% to 16% of their compensation each Plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

      Administration

       The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee, Delaware Charter Guarantee and Trust Company. It is the trustee's responsibility to invest Plan assets and to distribute benefits to participants.

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES


                        NOTES TO FINANCIAL STATEMENTS
                                 (CONTINUED)


Investment Options

  The Plan agreement provides for four investment options under the Vanguard
    Group:

      Bond Fund              -  Fixed Income Securities Fund consisting of
                                investments in a diversified portfolio of long-term, investment grade bonds.

      Equity Fund            -  Windsor II Fund consisting primarily of
                                investments in common stocks, that in
                                the opinion of the Fund's investment advisor, are undervalued in the marketplace.

      Money Market Fund      -  Money Market Fund consisting of investments in
                                short-term securities such as certificates of deposit, bankers' acceptances, commercial paper, and U.S. Government securities.

      Investment Contract    -  Investment Contract Trust Fund consisting
        Trust Fund              primarily of investments in investment
                                contracts issued by high-quality insurance companies and banks, and in similar types of fixed income investments.

  Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

Allocation of Earnings and Losses

  The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

Vesting of Benefits

  Participants are immediately 100% vested in their contributions.

                          LEAR PLASTICS CORPORATION

                                 401 (k) PLAN

                             FOR HOURLY EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


Distribution of Benefits

 Distribution of benefits is made upon the occurrence of any one of the following:

        Normal retirement of the participant at age 65;

        Deferred retirement of the participant beyond age 65;

        Early retirement of the participant at age 55 or the seventh anniversary of participation commencement, whichever is later;

        Total and permanent disability of the participant;

        Death of the participant; and

        Termination of employment.

 Benefits payable upon normal, deferred or early retirement, total and permanent disability or death are made through installment payments or in a lump sum. Benefits due upon termination of employment are based on vested amounts in the participants' accounts and made by installment payments or in a lump sum. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $3,500.

 As of December 31, 1993 and 1992 there were no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan.

Loans to Participants

 Loans to participants are not permitted under the Plan.

Hardship Withdrawals

 No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of fifty-nine and one-half, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting

          Accounting records are maintained by the Trustee on the accrual basis of accounting.

        Investments

          Investment transactions are recorded on the trade date basis.
            Investments owned are reflected in the Statements of Assets Available for Benefits at current value. Current value, which is equivalent to market value, is the unit valuation of the security at yearend. Realized gains on sales of investments and unrealized appreciation and depreciation in the value of investments are computed based on the difference between the market value of Plan Assets at the beginning of the Plan year, or at time of purchase if acquired during the year, and the market value of investments when sold or at Plan yearend. The historical cost of certain investments and the net gain or loss on the sale of certain investments is not readily determinable from the Trustee's statements.

        Expenses

          All direct costs and expenses incurred in connection with the Plan are paid by the Company.

(3)     TAX STATUS

          The Company has not yet requested a determination letter from the Internal Revenue Service to indicate that the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the Code). However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

                                                                    SCHEDULE I

                          LEAR PLASTICS CORPORATION

                                 401(k) PLAN

                             FOR HOURLY EMPLOYEES

                        EIN:  13-3386702     PN:   001

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1993


                                                                               Current
Identity of Party Involved      Description of Investment        Cost           Value
--------------------------      -------------------------       ------         -------
*  Vanguard Group               Fixed Income Securities           (a)          $17,635

*  Vanguard Group               Windsor II                        (a)           44,343

*  Vanguard Group               Money Market                   $ 5,161           5,161

*  Vanguard Group               Investment Contract Trust       12,327          12,327
                                                                               -------

                                    Total investments                          $79,466
                                                                               =======


       (a) Amounts not readily determinable from the trustee statements.

                       * Represents a party-in-interest.

                                                                    SCHEDULE II

                          LEAR PLASTICS CORPORATION
                                 401(k) PLAN
                             FOR HOURLY EMPLOYEES

                           EIN: 13-3386702   PN:001
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                                                      Current Value
                                                                                                       of Asset on     Net Gain
                                                                   Purchase     Selling                Transaction        or
Identity of Party Involved             Transaction                  Price        Price     Cost           Date          (Loss)
--------------------------             -----------                 --------     -------    ----       -------------    --------
* Vanguard Group           Twenty-eight aggregate purchases of     $14,476       N/A       $14,476        $14,476        N/A
                              1,533 Fixed Income Securities
                              shares, including reinvested
                              interest of $1,086

* Vanguard Group           Nineteen aggregate purchases of          35,587       N/A        35,587         35,587        N/A
                              2,076 Windsor II shares,
                              including reinvested interest
                              of $2,140

* Vanguard Group           Twenty-three aggregate purchases of       5,900       N/A         5,900          5,900        N/A
                              5,900 Money Market shares,
                              including reinvested interest of
                              $101

* Vanguard Group            Twenty-four aggregate purchases of       9,184       N/A         9,184          9,184        N/A
                              9,184 Investment
                              Contract Trust shares, including
                              reinvested interest of $446

* Vanguard Group            Two aggregate sales of 51 Fixed            N/A     $  476          (a)            476        (a)
                              Income Securities shares

* Vanguard Group            Three aggregate sales of 2,525             N/A      2,525        2,525          2,525        $ -
                              Money Market shares

* Vanguard Group            One sale of 332 Investment Contract        N/A        332          332            332          -
                              Trust shares


       (a) Amounts not readily determinable from the trustee statements.


                       * Represents a party-in-interest.

                                  SIGNATURES


        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on January 11, 1995.


                                           LEAR PLASTICS CORPORATION
                                           401(k) PLAN FOR HOURLY
                                           EMPLOYEES

                                           By:  Lear Plastics Corp.,
                                                as Plan Administrator


                                           By: /s/ James H. Vandenberghe
                                               -------------------------------
                                           Name: James H. Vandenberghe
                                           Title: Vice President and Secretary

                                EXHIBIT INDEX


                                                                SEQUENTIAL
EXHIBIT                                                            PAGE
NUMBER                DESCRIPTION                                 NUMBER
-------               -----------                               ----------

23.1                  Consent of Arthur Andersen LLP (filed as
                      Exhibit 23.3 to the Registrant's
                      Registration Statement on Form S-8
                      (No. 33-57237) and incorporated
                      herein by reference)